                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of December, 2005

                          Commission File No. 000-27476

                          CoolBrands International Inc.
                 (Translation of registrant's name into English)

              8300 Woodbine Avenue, Markham, Ontario Canada L3R 9Y7
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F [X] Form 40-F [ ]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)________

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_________

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            COOLBRANDS INTERNATIONAL INC.

Date:    December 28, 2005                  By: /s/ Gary P. Stevens
                                                ------------------------
                                                Name:  Gary P. Stevens
                                                Title: Chief Financial Officer

                                INDEX TO EXHIBITS

99.1 Registrant's announcement of closing of sale of franchise division completed on December 23, 2005.

99.2    Registrant's Form 51-102F3 Material Change Report dated December 23,
        2005.

99.3 Registrant's Stock Purchase and Sale Agreement between International Franchise Corp., Registrant and Integrated Brands, Inc. dated December 23, 2005.

99.4 Registrant's Transition Services Agreement entered into December 23, 2005 between Integrated Brands, Inc. , Registrant and International Franchise Corp.

99.5 Non-Competition and Non-Solicitation Agreement between International Franchise Corp. , Integrated Brands, Inc. and Registrant dated December 23, 2005.